UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]                               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ]                                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to________

Commission file number: 1-10689

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

KATE SPADE & COMPANY

2 PARK AVENUE

NEW YORK, NEW YORK 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Kate Spade & Company 401(k) Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Kate Spade & Company 401(k) Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2015 and of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules of assets (held at end of year) as of December 31, 2015 and of delinquent participant contributions for the year ended December 31, 2015 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 15, 2016

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

DECEMBER 31, 2015 AND 2014

	2015	2014

PARTICIPANT - DIRECTED INVESTMENTS AT FAIR VALUE	$161,754,491	$176,131,094

RECEIVABLES:
Participant contributions	--	257,219
Employer contributions	--	94,628
Notes receivable from participants	1,334,337	1,555,927

Total receivables	1,334,337	1,907,774

NET ASSETS AVAILABLE FOR BENEFITS	$163,088,828	$178,038,868

The accompanying Notes to Financial Statements are an integral part of these statements.

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTABLE TO:
Investment (loss) income:
Net depreciation in fair value of investments	$(12,725,894)
Dividends	7,792,655
Interest	60,254
Total investment losses	(4,872,985)

Contributions:
Participants	6,888,667
Employer	1,912,405
Total contributions	8,801,072

Benefits paid to participants	(18,878,127)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(14,950,040)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	178,038,868

End of year	$163,088,828

The accompanying Notes to Financial Statements are an integral part of this statement.

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.                      DESCRIPTION OF THE PLAN

The following description of the Kate Spade & Company 401(k) Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) have been appointed by the Board of Directors of Kate Spade & Company (the “Company”) to supervise the administrative and investment operations of the Plan, respectively. Fidelity Management Trust Company (the “Trustee”) serves as the trustee of the Plan. Fidelity Workplace Services LLC serves as the recordkeeper of the Plan.

Eligibility—Employees of the Company who are not covered by certain collective bargaining agreements and who are age 21 or over (the “employees”) can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate in the Plan commencing on the first day of the month following six months of service and eligible part-time employees may participate in the Plan commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution, should such a contribution be made by the Company for the given year. Participants must be at least 21 years of age and complete twelve months and 1,000 hours of service to become eligible for the profit sharing component of the Plan. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.

Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan. Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, upon commencement of employment, all eligible employees are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. Section 401(k) of the Internal Revenue Code of 1986 (the “IRC”) imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2015, a participant’s tax-deferred contribution was limited to $18,000. Certain eligible participants (age 50 and over) were permitted to contribute an additional $6,000 as a catch up contribution, resulting in a total pretax contribution of $24,000 for 2015. The Plan provides for automatic enrollment at a contribution rate of 6% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. The Plan includes an “Annual Increase Program,” whereby the participant’s deferral amount is automatically increased by 1% each year from the automatic enrollment amount of 6% until a deferral amount of 10% is reached. Plan participants may decline the program or any annual automatic increase. The Plan also allows the Company to make matching contributions based on amounts authorized by the Administrative Committee, which are equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company may make profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. There was no profit sharing contribution for the Plan year ended December 31, 2015. Participants direct the investment of all contributions into various investment options offered by the Plan.

Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and realized and unrealized appreciation in fair value of investments. Each participant’s account is charged with allocations of realized and unrealized depreciation in fair value of investments, plan expenses and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant’s account which has vested.

Vesting—Participants’ elective deferrals plus actual earnings thereon are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.

Employer matching contributions vest as follows:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Profit sharing contributions vest in accordance with the following schedule:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

Participants’ interests in their accounts are fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement age (65).

Investment Options—Participants are able to direct contributions into any of the Plan’s offered investment options, including Company common stock. Shares of the Company’s common stock are purchased by the Trustee at current market prices on the New York Stock Exchange (see Note 3 – Related Party/Exempt Party-in-Interest Transactions). The Plan offers mutual funds, a common/collective trust, Company common stock and a self-directed brokerage account as investment options to participants. In February 2015, the Investment Committee agreed to freeze contributions to the Royce Total Return fund, and replace it with the JP Morgan US Small Co Institutional Fund. In December 2015, the Investment Committee agreed to freeze contributions to the Morgan Stanley Institutional Mid Cap Growth Fund A and Artisan Mid-Cap Value Funds, effective March 14, 2016. The Janus Enterprise N Fund and Victory Sycamore Established Value R6 Fund were added as investment options, effective March 14, 2016.

Notes Receivable from Participants—Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined in the Plan document. In 2015, loans outstanding had interest rates ranging from 4.25% to 8.75%. During 2015, loans were issued with an interest rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, as applicable. The participant may also elect to roll the balance into an Individual Retirement Account (“IRA”) or a future employer’s plan. At the participant’s election or when the account balance is less than $1,000, such distribution may be requested immediately and will be processed in a lump-sum as soon as practicable. Certain participants in the Plan may elect an annuity payment.

As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

Forfeited Accounts—At December 31, 2015 and 2014, forfeited non-vested account balances totaled $3,101 and $18,590, respectively. These amounts are either used to reduce future Company contributions or to pay Plan expenses, pursuant to the Plan document. During 2015, employer contributions were reduced by $386,305 from the utilization of forfeited non-vested accounts.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recent Accounting Pronouncements—In July 2015, new accounting guidance was issued which simplifies the required disclosures related to employee benefit plans. The new guidance eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. It also eliminates the requirement to disclose individual investments which comprise 5% or more of total Net Assets Available for Benefits, as well as the Net appreciation or depreciation of fair values by type. The new guidance also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The Plan elected to early-adopt the guidance as of December 31, 2015 and applied the provisions retrospectively to all periods presented. The adoption of the guidance resulted in the removal of a $233,309 adjustment related to the Adjustment from fair value to contract value for fully benefit-responsive investment contracts within its Statement of Net Assets Available for Benefits as of December 31, 2014. Furthermore, the Company eliminated its historical disclosure of individual investments which comprise 5% or more of total Net Assets Available for Benefits, as well as the Net appreciation or depreciation of fair values by general type.

In May 2015, new accounting guidance on fair value measurements was issued which eliminates the requirement to categorize investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The Plan elected to early adopt the guidance as of December 31, 2015, as permitted and applied this guidance retrospectively to all periods presented. Accordingly, investments measured using the net asset value per share practical expedient have not been categorized within the fair value hierarchy. The adoption of the guidance did not impact the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Valuation of Investments—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds and the money market portfolio are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The self-directed brokerage account is valued based on the quoted market prices of the underlying assets, which primarily consist of mutual funds. The common/collective trust is valued at the net asset value of the shares held by the Plan at year-end as a practical expedient to measure fair value. The net asset values are based on the fair values of the underlying assets.

The Plan applies the relevant accounting guidance on fair value measurements to (i) all financial instruments that are being measured and reported on a fair value basis and (ii) disclosures of fair value of certain financial assets.

The following fair value hierarchy is used in selecting inputs for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those that a market participant would use.

Fair value measurement for the Plan’s assets assumes the highest and best use (the use that generates the highest returns individually or as a group) for the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. This applies even if the intended use of the asset by the Plan is different.

The following tables present the financial assets and liabilities the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measured and Recorded at December 31, 2015 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2015
Participant-Directed Investments:
Mutual Funds	$140,692,312	$--	$--	$140,692,312
Kate Spade & Company Common Stock	5,621,628	--	--	5,621,628
Self-Directed Brokerage Account	952,587	--	--	952,587
Total Investment Assets in the Fair Value Hierarchy	147,266,527	--	--	147,266,527
Investments Measured at Net Asset Value (a) (b)	--	--	--	14,487,964
Participant-Directed Investments at Fair Value	$147,266,527	$--	$--	$161,754,491

(a)              Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The net asset value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

(b)              The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the portfolio invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts issued by third-parties, and invests in cash equivalents represented by shares in money market funds.

	Fair Value Measured and Recorded at December 31, 2014 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2014
Participant-Directed Investments:
Mutual Funds	$149,295,375	$--	$--	$149,295,375
Kate Spade & Company Common Stock	9,565,309	--	--	9,565,309
Self-Directed Brokerage Account	1,298,030	--	--	1,298,030
Total Investment Assets in the Fair Value Hierarchy	160,158,714	--	--	160,158,714
Investments Measured at Net Asset Value (a) (b)	--	--	--	15,972,380
Participant-Directed Investments at Fair Value	$160,158,714	$--	$--	$176,131,094

(a)               Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The net asset value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

(b)               The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the portfolio invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts issued by third-parties, and invests in cash equivalents represented by shares in money market funds.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2015, there were no transfers in or out of Levels 1, 2 or 3.

The common/collective trusts have certain restrictions on withdrawals and transfers. Withdrawals directed by the Company must be preceded by twelve months written notice to the Trustee; provided, however, that the Trustee may, in its discretion complete any plan-level withdrawals before the expiration of such twelve month period. Withdrawals made in order to accommodate distributions to participants, whether in-service or following termination of employment may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. In July 2014, the Company directed the Trustee to withdraw the

Plan’s position in the Fidelity Managed Income Portfolio Class II and to reinvest the proceeds in the Fidelity Managed Income Portfolio Class I. Plan participants received an interest in the Fidelity Managed Income Portfolio Class I equal to the book value of their Fidelity Managed Income Portfolio Class II balance as of the transfer date, which occurred on September 9, 2015.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan’s assets are invested in various investment securities, including mutual funds, common/collective trusts, a self-directed brokerage account and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the financial statements.

Users of these financial statements should be aware that the volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Income Recognition—Security transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year, or at the time of purchase during the year.

The accompanying Statement of Changes in Net Assets Available for Benefits presents Net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2015, realized gains and losses on investments sold during the year then ended, investment management fees associated with the Plan’s investments and loan transaction and servicing fees.

Administrative Expenses, Investment Management and Recordkeeping Fees—The Company pays all administrative expenses incurred by the Plan, as provided in the Plan document. Investment management and recordkeeping fees amounted to $932,954 for the year ended December 31, 2015 and are recorded within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Loan Expenses—Loan transaction and servicing fees are charged to the borrowing participants’ accounts by the Plan’s recordkeeper and are recorded within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits—Benefit payments are recorded when paid.

3.                      RELATED PARTY/EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2015 the members of the Plan’s Administrative Committee served in the following Company positions: SVP of Human Resources and VP of Global Rewards, in addition to certain employees who are also plan participants. During 2015, the members of the Plan’s Investment Committee served in the following Company positions: Chief Financial Officer, SVP of Human Resources, SVP - General Counsel and Corporate Secretary, VP of Accounting and Reporting, VP of Finance and Treasurer and VP of Global Rewards. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in the Company’s common stock qualify as exempt party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 316,304 and 298,794 shares, respectively, of the Company’s common stock, the Plan’s sponsoring employer, with a fair value of $5,621,628 and $9,565,309 respectively, and a cost basis of $5,077,761 and $4,592,350, respectively.

Certain Plan investments, amounting to $103,065,367 and $105,381,254 at December 31, 2015 and December 31, 2014, respectively, are units of funds managed by the Trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management and recordkeeping fees paid to the Trustee of $932,954 are included within Net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

4.                      PLAN TERMINATION

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants would cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.

5.                      FEDERAL INCOME TAX STATUS

The Plan was adopted in the form of a volume submitter plan sponsored by Fidelity Management & Research Co. that received a favorable opinion letter dated March 31, 2014 from the IRS which state its terms are in compliance with the applicable requirements of the IRC. The Plan was restated effective January 12, 2015. The Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.                      RECONCILIATION TO FORM 5500

The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the Form 5500 as of December 31, 2014:

Net assets available for benefits, per financial statements	$178,038,868
Less: Difference in the value of the common/collective trust	(233,309)
Net assets available for benefits, per Form 5500	$178,272,177

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits, per financial statements	$(14,950,040)
Plus: Reversal of prior year difference in the value of the common/collective trust	(233,309)
Net decrease in net assets available for benefits, per Form 5500	$(15,183,349)

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

EIN:13-2842791, PLAN: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
$ 59,698,738*	$ --	$ 59,698,738*	$ --	$ --

*                             Represents delinquent participant contributions and loan repayments from various pay periods from 2009 through 2015. As a result of an internal analysis, the Company evaluated such delinquent payments and subsequently transmitted $40,930 to the Plan, which represented an average of five days of lost earnings based on the date such contributions were available to be submitted to the Plan. The Company filed the required Form 5330 during 2016.

KATE SPADE & COMPANY 401(k) SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

EIN:13-2842791, PLAN: 001

Identity of Issue, Borrower,			Market	Current
Lessor or Similar Party	Investment Description	Cost **	Price	Value
*Kate Spade & Company Common Stock	Common Stock		$17.77	$5,621,628
Brokerage Link Account	Self-Directed Brokerage Account		--	952,587
*Fidelity Managed Income Portfolio Class I	Common/Collective Trust		1.00	14,487,964
American Growth Fund of America Class R4	Mutual Fund		40.97	18,035,433
Artisan Mid-Cap Value	Mutual Fund		18.75	2,934,576
Baron Growth Fund	Mutual Fund		63.22	4,640,353
Dodge & Cox International Stock Fund	Mutual Fund		36.48	5,209,868
Morgan Stanley Institutional Mid Cap Growth Fund A	Mutual Fund		30.76	6,736,856
Oakmark Fund Class I	Mutual Fund		62.86	8,260,378
JP Morgan US Small Co Institutional Fund	Mutual Fund		15.23	4,187,066
Western Asset Core Plus Bond Portfolio - Institutional Class	Mutual Fund		11.43	2,110,379
*Fidelity Diversified International	Mutual Fund		35.06	3,400,214
*Fidelity Freedom K 2005	Mutual Fund		12.38	108,593
*Fidelity Freedom K 2010	Mutual Fund		12.34	9,191,561
*Fidelity Freedom K 2015	Mutual Fund		12.80	656,859
*Fidelity Freedom K 2020	Mutual Fund		13.52	1,811,640
*Fidelity Freedom K 2025	Mutual Fund		14.10	3,128,730
*Fidelity Freedom K 2030	Mutual Fund		14.33	6,150,955
*Fidelity Freedom K 2035	Mutual Fund		14.76	4,578,181
*Fidelity Freedom K 2040	Mutual Fund		14.79	7,229,421
*Fidelity Freedom K 2045	Mutual Fund		15.21	7,709,219
*Fidelity Freedom K 2050	Mutual Fund		15.33	7,575,503
*Fidelity Freedom K 2055	Mutual Fund		11.35	2,215,683
*Fidelity Freedom K 2060	Mutual Fund		9.87	47,609
*Fidelity Freedom K Income	Mutual Fund		11.36	728,694
*Fidelity Spartan 500 Index	Mutual Fund		71.81	18,482,527
*Fidelity Spartan Extended Market Index - Fidelity Advantage Class	Mutual Fund		50.20	1,511,566
*Fidelity Spartan International Index Fund - Fidelity Advantage Class	Mutual Fund		35.93	666,472
*Fidelity Spartan U.S. Bond Index Fund	Mutual Fund		11.49	13,383,976
Total participant-directed investments at fair value				$161,754,491

* Various participants	Loans to Participants ***			$1,334,337

*                           Represents a permitted party-in-interest to the Plan.

**                    Cost information is not required for participant-directed investments and therefore is not included.

***             Interest rates range from 4.25%-8.75% and maturity dates are through January 16, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KATE SPADE & COMPANY 401(k)
SAVINGS AND PROFIT SHARING PLAN

By:	/s/ Thomas Linko
Thomas Linko
Chief Financial Officer

June 15, 2016

EXHIBIT INDEX

Exhibit

Number                  Description

23.1*                                 Consent of Independent Registered Public Accounting Firm

*Filed herewith.